Three Chord Bourbon, Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024



Three Chord Bourbon, Inc.

Balance Sheet

	Dec 31, 24
ASSETS	
Current Assets	
Checking/Savings	
10000 · Bank Accounts	
10010 · M&T Operating Account New York	54,973.98
10012 · Funds from Park Street	13,892.49
Total 10000 · Bank Accounts	68,866.47
Total Checking/Savings	68,866.47
Accounts Receivable	
11000 · Accounts Receivable	300,861.52
Total Accounts Receivable	300,861.52
Other Current Assets	
12400 · Other Inventory - Ink Custom	4,171.85
11050 · Accounts Receivable - Factoring	-17,550.45
12300 · Inventory Reserve	-30,338.00
11513 · Deferred Tax Asset	11,071.00
11100 · Allowance for Bad Debts	-807.54
12200 · Raw Inventory	772,951.89
12100 · Finished Inventory	-43,648.68
Total Other Current Assets	695,850.07
Total Current Assets	1,065,578.06
Fixed Assets	
15000 · Fixed Assets	
16001 · Accumulated Depreciation	-67,703.46
15300 · Equipment (Distillery)	75,952.00
Total 15000 · Fixed Assets	8,248.54
Total Fixed Assets	8,248.54
TOTAL ASSETS	1,073,826.60
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	2,241,699.25
Credit Cards	45,938.84
Other Current Liabilities	
27000 · Notes Payable	1,496,427.40
20020 · Current Tax Liability - State	400.00
26000 · Loan from Barrelmark	100,000.00
20010 · Payables - Other	104,641.03
Total Other Current Liabilities	1,701,468.43
Total Current Liabilities	3,989,106.52
Long Term Liabilities	
30909 · Accrued Interest on Bridge Loan	115,890.00
28000 · Accrued Interest-Convertibles	1,212,265.00
29200 · SBA Disaster Loan	124,619.50
Total Long Term Liabilities	1,452,774.50
Total Liabilities	5,441,881.02
Equity	
30003 · APIC - Associated w/Warrants	883,498.00
29300 · Bridge Loan	1,538,400.00
29400 · Convertible Investor Loans	3,310,000.00
29500 · Series A	3,330,311.56
31000 · Costs Associated w/Series A	-150,428.02
30410 · Nanco Associates -PD in Capital	359,000.00
30420 · Morris Nutt - PD in Capital	124,000.00
30000 · Opening Balance Equity	
30200 · Founders Sale 11.62%	707,339.50
30300 · Equity - Neil Giraldo 41.61%	505,950.00
Total 30000 · Opening Balance Equity	1,213,289.50
32000 · Retained Earnings	-12,836,586.77
Net Income	-2,139,538.69
Total Equity	-4,368,054.42
TOTAL LIABILITIES & EQUITY	1,073,826.60



Three Chord Bourbon, Inc.

Balance Sheet

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
10000 · Bank Accounts	133,767.69
Total Checking/Savings	133,767.69
Accounts Receivable	191,313.20
Other Current Assets	
11050 · Accounts Receivable - Factoring	-44,041.45
12300 · Inventory Reserve	-30,338.00
11001 · Receivables - Other	3,200.00
11513 · Deferred Tax Asset	11,071.00
11100 · Allowance for Bad Debts	-6,548.00
12200 · Raw Inventory	186,826.23
12100 · Finished Inventory	204,887.17
Total Other Current Assets	325,056.95
Total Current Assets	650,137.84
Fixed Assets	
15000 · Fixed Assets	
16001 · Accumulated Depreciation	-57,155.45
15300 · Equipment (Distillery)	75,952.00
Total 15000 · Fixed Assets	18,796.55
Total Fixed Assets	18,796.55
TOTAL ASSETS	**668,934.39**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	1,897,567.05
Credit Cards	44,251.83
Other Current Liabilities	
20020 · Current Tax Liability - State	400.00
26000 · Loan from Barrelmark	100,000.00
20010 · Payables - Other	35,531.68
Total Other Current Liabilities	135,931.68
Total Current Liabilities	2,077,750.56
Long Term Liabilities	
30909 · Accrued Interest on Bridge Loan	107,875.00
28000 · Accrued Interest-Convertibles	1,164,815.00
29200 · SBA Disaster Loan	124,619.50
Total Long Term Liabilities	1,397,309.50
Total Liabilities	3,475,060.06
Equity	
30003 · APIC - Associated w/Warrants	883,498.00
29300 · Bridge Loan	1,733,400.00
29400 · Convertible Investor Loans	3,360,000.00
29500 · Series A	2,478,610.56
31000 · Costs Associated w/Series A	-121,336.96
30410 · Nanco Associates -PD in Capital	359,000.00
30420 · Morris Nutt - PD in Capital	124,000.00
30000 · Opening Balance Equity	
30200 · Founders Sale 11.62%	707,339.50
30300 · Equity - Neil Giraldo 41.61%	505,950.00
Total 30000 · Opening Balance Equity	1,213,289.50
32000 · Retained Earnings	-10,612,722.20
Net Income	-2,223,864.57
Total Equity	-2,806,125.67
TOTAL LIABILITIES & EQUITY	**668,934.39**



Three Chord Bourbon, Inc.

Income Statement

	Jan - Dec 24
Ordinary Income/Expense	
Income	
41121 · Drake White Signed	15,597.00
43000 · Website Sales	2,284.34
40000 · Sales	1,054,508.11
42000 · Miscellaneous Income	241.68
Total Income	1,072,631.13
Cost of Goods Sold	
45000 · Cost of Goods Sold	578,701.95
Total COGS	578,701.95
Gross Profit	493,929.18
Expense	
63400 · Interest Expense-Warrants/Loans	82,408.00
80004 · Interest Expense Bridge Loans	8,015.00
70100 · Charity/Goodwill	21,753.95
70300 · Dues and Subscriptions	8,789.53
70700 · Storage Rental	29,761.73
72200 · Federal Taxes	2,297.32
71200 · Bank Service Charges	1,899.15
70000 · Office Expenses-NY	46,576.52
56000 · Travel Expenses - Admin	15,006.88
59000 · Travel Expenses - Marketing	17,058.71
57000 · Travel Expenses - Production	1,749.74
70800 · Shipping/Freight Expense	61,997.76
67000 · Payroll Expenses	755,199.89
72000 · Professional Fees	314,931.56
58000 · Travel Expenses - Sales	143,369.50
71100 · General Insurance Expense	13,887.70
71300 · Interest Expense	120,880.27
53000 · Park Street Fees	177,917.80
79000 · Reconciliation Discrepancies	-2,521.85
72300 · Miscellaneous Expenses	172.86
63000 · Distillery Overhead	34,394.79
50000 · Corporate Marketing - National	378,599.19
51000 · Field Marketing A-In House	212,679.53
52000 · Field Marketing B-Outside	21,891.44
68000 · Broker Sales & Marketing	149,695.95
72100 · State Taxes	4,506.94
Total Expense	2,622,919.86
Net Ordinary Income	-2,128,990.68
Other Income/Expense	
Other Expense	
80100 · Depreciation Expense	10,548.01
Total Other Expense	10,548.01
Net Other Income	-10,548.01
Net Income	**-2,139,538.69**



Three Chord Bourbon, Inc.

Income Statement

	Jan - Dec 23
Ordinary Income/Expense	
Income	
43000 · Website Sales	1,141.31
40000 · Sales	1,337,375.86
42000 · Miscellaneous Income	2,974.51
Total Income	1,341,491.68
Cost of Goods Sold	
45000 · Cost of Goods Sold	821,417.87
Total COGS	821,417.87
Gross Profit	520,073.81
Expense	
63400 · Interest Expense-Warrants/Loans	114,484.68
80004 · Interest Expense Bridge Loans	-15,955.00
70100 · Charity/Goodwill	2,690.00
70300 · Dues and Subscriptions	13,440.90
70700 · Storage Rental	30,405.17
72200 · Federal Taxes	13,088.34
71200 · Bank Service Charges	2,484.95
70000 · Office Expenses-NY	32,758.91
56000 · Travel Expenses - Admin	6,832.06
59000 · Travel Expenses - Marketing	18,921.07
57000 · Travel Expenses - Production	963.19
70800 · Shipping/Freight Expense	81,288.66
67000 · Payroll Expenses	771,410.56
72000 · Professional Fees	35,347.92
58000 · Travel Expenses - Sales	144,346.81
71100 · General Insurance Expense	13,934.88
71300 · Interest Expense	5,929.36
53000 · Park Street Fees	291,093.89
79000 · Reconciliation Discrepancies	-3,748.59
72300 · Miscellaneous Expenses	889.40
63000 · Distillery Overhead	41,642.99
50000 · Corporate Marketing - National	229,732.60
51000 · Field Marketing A-In House	430,511.76
52000 · Field Marketing B-Outside	10,689.25
68000 · Broker Sales & Marketing	450,947.62
72100 · State Taxes	9,259.55
Total Expense	2,733,390.93
Net Ordinary Income	-2,213,317.12
Other Income/Expense	
Other Expense	
80100 · Depreciation Expense	10,547.45
80000 · Ask My Accountant	0.00
Total Other Expense	10,547.45
Net Other Income	-10,547.45
Net Income	**-2,223,864.57**



Three Chord Bourbon, Inc.

Statement of Cash Flow

	Jan - Dec 24
OPERATING ACTIVITIES	
Net Income	-2,139,538.69
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11000 · Accounts Receivable	-109,548.32
12400 · Other Inventory - Ink Custom	-4,171.85
11050 · Accounts Receivable - Factoring	-26,491.00
11001 · Receivables - Other	3,200.00
11100 · Allowance for Bad Debts	-5,740.46
12200 · Raw Inventory	-586,125.66
12100 · Finished Inventory	248,535.85
20000 · Accounts Payable	344,132.20
20130 · AmEx Credit Card	1,687.01
27000 · Notes Payable:27040 · N/P - Neil Giraldo	568,881.64
27000 · Notes Payable:27030 · N/P - Theresa Cheng	250,000.00
27000 · Notes Payable:27020 · N/P - Essex Homes of WNY	135,342.47
27000 · Notes Payable:27010 · N/P - Nanco Associates	542,203.29
20010 · Payables - Other	69,109.35
Net cash provided by Operating Activities	-708,524.17
INVESTING ACTIVITIES	
15000 · Fixed Assets:16001 · Accumulated Depreciation	10,548.01
Net cash provided by Investing Activities	10,548.01
FINANCING ACTIVITIES	
30909 · Accrued Interest on Bridge Loan	8,015.00
29300 · Bridge Loan:29302 · Anthony DeYoung	-15,000.00
29300 · Bridge Loan:29301 · Nanco	-180,000.00
29500 · Series A:29533 · Dr Uzma Alam	50,000.00
29500 · Series A:29532 · Jerome Schneider	100,000.00
29500 · Series A:29531 · WeFunder Investors	251,701.00
29500 · Series A:29518 · Joshua Anderson - PIMCO	200,000.00
29500 · Series A:29516 · Angelo Paparella	250,000.00
28000 · Accrued Interest-Convertibles	82,408.00
28000 · Accrued Interest-Convertibles:28040 · Robert Colbert Interest	-34,958.00
29400 · Convertible Investor Loans:29408 · William Mattar	-50,000.00
31000 · Costs Associated w/Series A	-29,091.06
Net cash provided by Financing Activities	633,074.94
Net cash increase for period	-64,901.22
Cash at beginning of period	133,767.69
Cash at end of period	**68,866.47**



Three Chord Bourbon, Inc.

Statement of Cash Flow

Jan - Dec 23

OPERATING ACTIVITIES	
Net Income	-2,223,864.57
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11000 · Accounts Receivable	-36,372.99
11050 · Accounts Receivable - Factoring	44,041.45
11001 · Receivables - Other	26,229.00
11100 · Allowance for Bad Debts	-872.00
12200 · Raw Inventory	158,904.77
12100 · Finished Inventory	-34,079.21
20000 · Accounts Payable	1,733,572.76
20130 · AmEx Credit Card	19,078.05
20012 · Factored AR-Parkstreet	-73,325.00
26000 · Loan from Barrelmark	100,000.00
20010 · Payables - Other	35,531.68
24000 · Payroll Liabilities	-22,542.00
Net cash provided by Operating Activities	-273,698.06
INVESTING ACTIVITIES	
15000 · Fixed Assets:16001 · Accumulated Depreciation	10,547.45
Net cash provided by Investing Activities	10,547.45
FINANCING ACTIVITIES	146,625.88
Net cash increase for period	-116,524.73
Cash at beginning of period	250,292.42
Cash at end of period	**133,767.69**

Three Chord Bourbon, Inc.
Statement of Owners Equity

Accounts	2024 Amount ($)	2023 Amount ($)
APIC - Warrants	883,498.00	883,498.00
Bridge Loans Converted	1,538,400.00	1,733,400.00
Convertible Investor Loans Converted	3,310,000.00	3,360,000.00
Series A	3,330,311.56	2,478,610.56
Series A Costs	(150,428.02)	(121,336.96)
Paid-in-Capital - Nanco Assoc.	359,000.00	359,000.00
Paid-in-Capital - Morris Nutt	124,000.00	124,000.00
Founders & Neil Giraldo Equity	1,213,289.50	1,213,289.50
Retained Earnings	(12,836,586.77)	(10,612,722.20)
Net Income (Loss)	(2,139,538.69)	(2,223,864.57)
Total Equity	**(4,368,054.42)**	**(2,806,125.67)**

Three Chord Bourbon, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Three Chord Bourbon, Inc. (the "Company") is a corporation organized on May 5, 2017 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.